UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)

MONEYGRAM INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

60935Y208

(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*†

	8	SHARED VOTING POWER
23,737,858*†

	9	SOLE DISPOSITIVE POWER
-0- *†

	10	SHARED DISPOSITIVE POWER
23,737,858*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.29%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Holdco, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
23,737,858*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
23,737,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.29%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
23,737,858*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
23,737,858*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,737,858*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.29%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5. Includes shares directly owned by THL Managers VI, LLC, Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., THL Equity Fund VI Investors (MoneyGram), LLC, THL Coinvestment Partners, L.P., THL Operating Partners, L.P., Great-West Investors L.P. and Putnam Investments Employees’ Securities Company III LLC.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Equity Advisors VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*†

	8	SHARED VOTING POWER
23,491,355*†

	9	SOLE DISPOSITIVE POWER
-0-*†

	10	SHARED DISPOSITIVE POWER
23,491,355*†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,491,355*†

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.89%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5. Includes shares directly owned by Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P., and THL Equity Fund VI Investors (MoneyGram), LLC.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Managers VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
30,006*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
30,006*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,006*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Equity Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
13,056,740*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
13,056,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,056,740*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.06%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Parallel Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
8,841,330*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
8,841,330*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,841,330*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.26%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Parallel (DT) Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
1,544,404*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
1,544,404*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,544,404*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.49%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Equity Fund VI Investors (MoneyGram), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
48,881*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
48,881*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,881*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
37,296*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
37,296*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,296*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Operating Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
45,950*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
45,950*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,950*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Great-West Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,638*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,638*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,638*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Putnam Investments Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,613*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,613*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,613*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5. Includes shares directly owned by Putnam Investments Employees’ Securities Company III LLC.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Putnam Investments Employees’ Securities Company III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
66,613*

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
66,613*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,613*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%*†

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*See Item 5.
† Based on 62,002,100 shares of common stock outstanding as of June 28, 2019, as disclosed by the Issuer to the Reporting Persons.

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on April 4, 2008, as amended on March 9, 2011, May 9, 2011, May 23, 2011, November 16, 2011, November 23, 2011, December 22, 2011, February 21, 2012, April 9, 2014, January 30, 2017 and March 29, 2019 and relating to the common stock, par value $0.01 per share (the “Common Stock”) of MoneyGram International, Inc. (the “Issuer” or  the “Company”) (the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 11 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons’ percent of Common Stock outstanding beneficially owned was reduced as a result of the issuance of Common Stock by the Issuer to Ripple Labs Inc. (“Ripple”) on June 17, 2019, pursuant to the Securities Purchase Agreement, dated as of June 17, 2019, between the Issuer and Ripple (the “Ripple SPA”).  The response to Item 6 of this Amendment No. 11 is incorporated herein by reference.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)(b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 11 as of the date hereof, are incorporated herein by reference.  As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 23,737,858 shares, which constitute 38.29% of the Common Stock outstanding (based on 62,002,100 shares of Common Stock outstanding as of June 28, 2019 (the “Outstanding Shares”), as disclosed by the Issuer to the Reporting Persons).  By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein. Except to the extent of a pecuniary interest therein, each of the Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors does not disclaim beneficial ownership of shares held by the THL Coinvest Entities; (2) Putnam Holdings does not disclaim beneficial ownership of shares held by Putnam; and (3) Great-West does not disclaim beneficial ownership of shares held by Putnam III and Putnam Holdings.

As of the date hereof, the Reporting Persons beneficially own the number of shares as set forth in the table below.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Thomas H. Lee Advisors, LLC(1)	23,737,858	38.29%
THL Holdco, LLC(2)	23,737,858	38.29%
Thomas H. Lee Partners, L.P.(3)	23,737,858	38.29%
THL Equity Advisors VI, LLC(4)	23,491,355	37.89%
THL Managers VI, LLC	30,006	Less than .1%
Thomas H. Lee Equity Fund VI, L.P.	13,056,740	21.06%
Thomas H. Lee Parallel Fund VI, L.P.	8,841,330	14.26%
Thomas H. Lee Parallel (DT) Fund VI, L.P.	1,544,404	2.49%
THL Equity Fund VI Investors (MoneyGram), LLC	48,881	Less than .1%
THL Coinvestment Partners, L.P.	37,296	Less than .1%
THL Operating Partners, L.P.	45,950	Less than .1%
Great-West Investors L.P.(5)	66,638	0.11%
Putnam Investments Holdings, LLC	66,613	0.11%
Putnam Investments Employees’ Securities Company III LLC	66,613	0.11%

(1)	As the general partner of THL Partners, Advisors may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the Reporting Persons.
(2)	As the managing member of Advisors, THL Holdco may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the Reporting Persons.
(3)
As the general partner of THL Coinvestment and THL Operating, the sole member of THL Equity Advisors VI and managing member of THL Managers, THL Partners may be deemed to share voting and dispositive power with respect to the shares of Common Stock collectively owned by all of the THL Reporting Persons.

(4)
As the general partner of Parallel Fund VI, DT Fund VI, THL Equity VI and the manager of Fund VI (MG), THL Equity Advisors VI may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by such entities.

(5)	Great-West indirectly controls Putnam III, so may also be deemed to have an indirect beneficial ownership of an additional 66,613 shares of Common Stock.

On account of the Amended and Restated Shareholders Agreement, dated as of March 17, 2008, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Goldman Sachs.  As of the date hereof, in the aggregate the Reporting Persons and Goldman Sachs beneficially own 32,686,244 shares of Common Stock, representing 46.09% of the Common Stock outstanding.  This is based on (i) Goldman Sachs beneficially owning 38,152 shares of Common Stock and 8,910,234 shares of Common Stock issuable upon conversion of the Series D Stock, as reported by the Issuer in its 2019 Proxy Statement and (ii) 70,912,334 shares of Common Stock outstanding (calculated as the number of Outstanding Shares plus 8,910,234 shares of Common Stock issuable to Goldman Sachs upon conversion of the Series D Stock).

On account of the Ripple Letter Agreement (as defined below), the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, with Ripple.  As of the date hereof, in the aggregate the Reporting Persons and Ripple beneficially own 29,968,753 shares of Common Stock, representing 47.86% of the Common Stock outstanding.  This is based on (i) Ripple beneficially owning 5,610,923 shares of Common Stock and 619,972 shares of Common Stock issuable upon partial exercise of a warrant, as disclosed by Ripple in its Schedule 13D filed with the SEC on June 27, 2019 (the “Ripple 13D”) and (ii) 62,622,072 shares of Common Stock outstanding (calculated as the number of Outstanding Shares plus 619,972 shares of Common Stock issuable to Ripple upon partial exercise of a warrant).

The Reporting Persons disclaim beneficial ownership of the securities owned by Goldman Sachs and Ripple. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any of securities beneficially owned by Goldman Sachs or Ripple for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) None of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Amendment No. 11.

(d) Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the transactions contemplated by the SPA, THL Equity VI, Parallel Fund VI, DT Fund VI, Great-West, Putnam III, THL Coinvestment, THL Operating, Fund VI (MG) and THL Managers (collectively, the “THL Parties”) entered into a letter agreement with Ripple, dated as of June 17, 2019 (the “Ripple Letter Agreement”), whereby the parties agreed to enter into a voting agreement (the “Ripple Voting Agreement”) in the event a designee of Ripple (“Ripple Director”) is appointed to the board of directors of the Issuer.  Pursuant to the Ripple Voting Agreement, the THL Parties would agree to vote their securities of the Issuer, and would cause any of its controlled affiliates who own securities of the Issuer to vote such securities, in favor of such Ripple Director at each meeting of stockholders of the Issuer at which such Ripple Director is nominated for election.

Additionally, in connection with the transactions contemplated by the SPA, the THL Parties entered into the Preemptive Rights Waiver Agreement with the Issuer, dated as of June 17, 2019 (the “Preemptive Rights Waiver”), pursuant to which the THL Parties waived any Preemptive Rights (as defined in the Preemptive Rights Waiver) to which they may be entitled in connection with any Issuances (as defined in the Preemptive Rights Waiver) and any and all notice requirements of the Company under Purchase Agreement with respect to the Issuances.

The forgoing descriptions are summaries and are qualified in their entirety by reference to the Ripple Letter Agreement and the Preemptive Rights Waiver, which are attached to this Amendment No. 11 as Exhibits 7.21 and 7.22, respectively.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

7.21	Letter Agreement, by and between Ripple and the THL Parties, dated as of June 17, 2019 (incorporated by reference to Exhibit 2 of Ripple’s Schedule 13D filed with the SEC on June 27, 2019).

7.22	Preemptive Rights Waiver, among the Issuer and the THL Parties, dated as of June 17, 2019.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2019

THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title	Managing Director

THL HOLDCO, LLC
By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY ADVISORS VI, LLC
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden

THOMAS H. LEE EQUITY FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.
By: THL Equity Advisors VI, LLC, its general partner
By: Thomas H. Lee Partners, L.P., its sole member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL OPERATING PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EQUITY FUND VI INVESTORS (MONEYGRAM), LLC
By: THL Equity Advisors VI, LLC, its manager
By: Thomas H. Lee Partners, L.P., its general partner
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL MANAGERS VI, LLC
By: Thomas H. Lee Partners, L.P., its managing member
By: Thomas H. Lee Advisors, LLC, its general partner
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

GREAT-WEST INVESTORS, L.P.
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS HOLDINGS, LLC
By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

PUTNAM INVESTMENTS EMPLOYEES’ SECURITIES COMPANY III LLC
By: Putnam Investments Holdings, LLC, its managing member
By: Putnam Investments, LLC, its managing member
By: Thomas H. Lee Advisors, LLC, its attorney-in-fact
By: THL Holdco, LLC, its managing member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director